[Chapman and Cutler LLP Letterhead]

April 26, 2019

VIA EDGAR CORRESPONDENCE

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Amplify High Income ETF, a series of Amplify ETF Trust Registration Statement on Form N-14 (File No. 333-230608)

Ladies and Gentlemen:

Pursuant to Rule 473 under the Securities Act of 1933, as amended (the “Securities Act”), Amplify ETF Trust (the “Registrant”) is hereby filing a delaying amendment with respect to its registration statement on Form N-14 (File No. 333-230608) relating to the reorganization of YieldShares High Income ETF, a series of Exchange Traded Concepts Trust, into Amplify High Income ETF, a series of the Registrant (the “Registration Statement”). The Registration Statement was filed with the Securities and Exchange Commission (the “Commission”) on March 29, 2019, and was scheduled to go effective on April 29, 2019, pursuant to Rule 488 under the Securities Act.

The Registrant hereby amends the Registration Statement to delay its effective date until the registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Pursuant to the requirements of the Securities Act and Rule 478 thereunder, this delaying amendment has been signed on behalf of the Registrant, in the City of Wheaton and State of Illinois on the 25th day of April, 2019.

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If you have any questions or issues you would like to discuss regarding these matters, please contact Walter Draney at Chapman and Cutler LLP, counsel to the Registrant at (312) 845-3273.

Sincerely yours,

By:	/s/ John Phillips
John Phillips
Chief Operating Officer